UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-04717

KANSAS CITY SOUTHERN

(Exact name of registrant as specified in its charter)

427 West 12th Street

Kansas City, Missouri 64105

(816) 983-1303

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01

Preferred Stock, par value $25 per share, 4%, Noncumulative

(Title of each class of securities covered by this Form)

N/A

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One

Pursuant to the requirements of the Securities Exchange Act of 1934, Kansas City Southern has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: December 27, 2021	KANSAS CITY SOUTHERN

	By:	/s/ Adam J. Godderz
	Name:	Adam J. Godderz
Senior Vice President - Chief Legal Officer & Corporate Secretary